Exhibit 99.3

Consolidated Financial Statements of

NEXGEN ENERGY LTD.

December 31, 2019 and 2018

Management’s Responsibility for Financial Reporting

The accompanying audited consolidated financial statements, related note disclosure, and other financial information contained in the management’s discussion and analysis of NexGen Energy Ltd. (the “Company”) were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management acknowledges responsibility for the preparation and presentation of the audited annual consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company’s assets are appropriately accounted for and adequately safe guarded and that the financial information is relevant and reliable.

The Board of Directors is responsible for reviewing and approving the audited annual consolidated financial statements together with the other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee reviews the audited consolidated financial statements, management’s discussion and analysis, the external auditors’ report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

/s/ Leigh Curyer	/s/ Rhéal Assié

Leigh Curyer	Rhéal Assié
President and Chief Executive Officer	Acting – Chief Financial Officer

Vancouver, Canada

March 3, 2020

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

NexGen Energy Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of NexGen Energy Ltd. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of loss (profit) and comprehensive loss (profit), changes in equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards.

Change in Accounting Principle

As discussed in Note 4(n) to the consolidated financial statements, the Company has changed its accounting policy for leases as of January 1, 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International

Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

3

NexGen Energy Ltd.

March 3, 2020

//s// KPMG LLP

We have served as the Company’s auditor since 2016.

Chartered Professional Accountants

March 3, 2020

Vancouver, Canada

4

NEXGEN ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at

	Note	December 31, 2019	December 31, 2018

ASSETS

Current

Cash and cash equivalents		$52,117,581	$125,059,189
Amounts receivable		610,121	386,939
Prepaid expenses and other assets		734,310	266,353

		53,462,012	125,712,481

Non-current

Deposits		95,835	514,711
Exploration and evaluation assets	5	252,380,408	194,128,594
Equipment	8	7,587,659	6,511,779

		260,063,902	201,155,084

TOTAL ASSETS		$313,525,914	$326,867,565

LIABILITIES

Current

Accounts payable and accrued liabilities		$3,998,313	$5,966,921
Current portion of lease liabilities	4, 6	558,960	-
Flow-through share premium liability	7	227,522	550,392

		4,784,795	6,517,313

Non-current

Deferred income tax liability		725,066	199,366
Deferred lease inducement		-	33,412
Long-term lease liabilities	4, 6	2,086,007	-
Convertible debentures	9	119,581,192	138,190,884

		122,392,265	138,423,662

TOTAL LIABILITIES		127,177,060	144,940,975

EQUITY

Share capital	10	218,787,664	208,711,135
Reserves	10	51,559,201	41,629,049
Accumulated other comprehensive income (loss)		(2,247,226)	97,675
Accumulated deficit		(103,400,960)	(85,143,089)

		164,698,679	165,294,770
Non-controlling interests		21,650,175	16,631,820

TOTAL EQUITY		186,348,854	181,926,590

TOTAL LIABILITIES AND EQUITY		$313,525,914	$326,867,565

Nature of operations (Note 2)

Commitments (Note 7)

The accompanying notes are an integral part of the consolidated financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on March 3, 2020

NEXGEN ENERGY LTD.

CONSOLIDATED STATEMENTS OF LOSS (PROFIT) AND COMPREHENSIVE LOSS (PROFIT)

(Expressed in Canadian Dollars)

For the years ended

	Note	December 31, 2019	December 31, 2018

Salaries, benefits and directors’ fees	11	$5,624,334	$5,897,494

Office and administrative		1,996,123	1,855,177

Professional fees		3,572,164	2,003,931

Travel		1,142,668	920,834

Depreciation	8	2,383,177	1,533,634

Impairment of exploration and evaluation assets	5	14,354	-

Share-based payments	10, 11	10,867,167	13,736,299

Finance income		(1,815,590)	(2,486,565)

Rental Income		(30,305)	-

Mark to market gain on convertible debentures	9	(21,821,831)	(32,578,261)

Interest expense	9	11,822,910	11,954,146

Interest on lease liabilities	6	206,986	-

Foreign exchange loss (gain)		1,653,616	(4,025,062)

Loss on disposal of equipment		-	6,065

Loss (profit) from operations		$15,615,773	$(1,182,308)

Deferred income tax expense (recovery)	15	932,283	(309,298)

Loss (profit) for the year		$16,548,056	$(1,491,606)

Other Comprehensive Income

Items that will not reclassify subsequently to profit or loss

Change in fair value of convertible debentures attributable to the change in credit risk	9	3,212,139	(600,821)

Deferred income tax recovery	15	(867,238)	-

Other Comprehensive Income		2,344,901	(600,821)

Total comprehensive loss (profit) for the year		$18,892,957	$(2,092,427)

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD.

CONSOLIDATED STATEMENTS OF LOSS (PROFIT) AND COMPREHENSIVE LOSS (PROFIT) (continued)

(Expressed in Canadian Dollars)

For the years ended

	Note	December 31, 2019	December 31, 2018

Loss (profit) attributable to:
Shareholders of NexGen Energy Ltd.		$15,531,911	$(2,269,689)

Non-controlling interests in IsoEnergy Ltd.		1,016,145	778,083

Loss (profit) for the year		$16,548,056	$(1,491,606)

Total comprehensive loss (profit) attributable to:

Shareholders of NexGen Energy Ltd.		$17,876,812	$(2,870,510)

Non-controlling interests in IsoEnergy Ltd.		1,016,145	778,083

Total comprehensive loss (profit) for the year		$18,892,957	$(2,092,427)

Loss (profit) per common share attributable to the Company’s common shareholders
Basic Loss (profit) per common share	18	$0.04	$(0.01)
Diluted Loss (profit) per common share	18	$0.06	$0.05

Weighted average number of common shares outstanding
Basic	18	354,593,084	345,868,725
Diluted	18	402,676,421	393,952,062

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of Common Shares	Share Capital	Reserves	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Non-controlling Interests	Total

Balance as at December 31, 2017		339,339,356	$196,311,184	$28,050,059	$-	$(88,038,390)	$12,017,852	$148,340,705
Exercise of options	10	10,458,334	8,351,206	(3,276,872)	-	-	-	5,074,334
Issue of shares on convertible debenture interest payment	10	1,439,372	4,048,745	-	-	-	-	4,048,745
Share-based payments	10	-	-	16,855,862	-	-	-	16,855,862
Issue of shares of subsidiary to non-controlling interests		-	-	-	-	122,466	5,392,051	5,514,517
Loss for the period		-	-	-	-	2,269,689	(778,083)	1,491,606
Other comprehensive income		-	-	-	600,821	-	-	600,821
Impact of adopting IFRS 9		-	-	-	(503,146)	503,146	-	-
Balance as December 31, 2018		351,237,062	$208,711,135	$41,629,049	$97,675	$(85,143,089)	$16,631,820	$181,926,590

Balance at December 31, 2018		351,237,062	$208,711,135	$41,629,049	$97,675	$(85,143,089)	$16,631,820	$181,926,590
Exercise of options	10	6,783,333	6,201,760	(2,263,094)	-	-	-	3,938,666
Exercise of warrants of subsidiary to non-controlling interests		-	-	-	-	(14,153)	40,287	26,134
Issue of shares on convertible debenture interest payments	10	2,230,176	3,874,769					3,874,769
Share-based payments	10			12,193,246	-	-	-	12,193,246
Issue of shares of subsidiary to non-controlling interests		-	-	-	-	(2,711,807)	5,994,213	3,282,406
Loss for the period		-	-	-	-	(15,531,911)	(1,016,145)	(16,548,056)
Other commprehensive loss		-	-	-	(2,344,901)		-	(2,344,901)
Balance as at December 31, 2019		360,250,571	$218,787,664	$51,559,201	$(2,247,226)	$(103,400,960)	$21,650,175	$186,348,854

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

For the years ended

	December 31, 2019	December 31, 2018

Cash flows (used in) from operating activities
Profit (loss) for the period	$(16,548,056)	$1,491,606
Items not involving cash:
Depreciation	2,383,177	1,533,634
Share-based payments	10,867,167	13,736,299
Amortization of deferred lease inducement	-	(40,097)
Impairment of exploration and evaluation assets	14,354	-
Unrealized foreign exchange loss (gain) on cash and cash equivalents	1,048,218	(3,905,624)
Deferred income tax expense (recovery)	932,283	(309,298)
Mark to market gain on convertible debentures	(21,821,831)	(32,578,261)
Interest expense	11,822,910	11,954,146
Accretion expense	206,986	-
Gain on disposal of equipment	-	6,065
Changes in non-cash working capital items:
Amounts receivable	28,355	161,130
Prepaid expenses	(467,957)	(107,478)
Deposits	418,876	(481,784)
Accounts payable and accrued liabilities	(1,690,368)	87,594

	(12,805,886)	(8,452,068)
Cash flows (used in) investing activities
Exploration and evaluation asset expenditures	(57,050,294)	(34,813,614
Acquisition of equipment	(629,160)	(2,954,028)

	(57,679,454)	(37,767,642)
Cash flows (used in) from financing activities
Cash from exercise of options and warrants, net of share issuance costs	3,964,800	5,074,334
Payment of lease liabilities	(784,399)	-
Shares of subsidiary issued to non-controlling interests for cash, net of share issuance costs	3,420,191	5,273,624
Interest paid on convertible debentures	(8,008,642)	(7,918,533)

	(1,408,050)	2,429,425

Change in cash and cash equivalents	(71,893,390)	(43,790,285)
Cash and cash equivalents, beginning of period	125,059,189	164,943,850
Effect of exchange rate fluctuations on cash held	(1,048,218)	3,905,624

Cash and cash equivalents, end of period	$52,117,581	$125,059,189

Cash and cash equivalents consist of:
Cash	$52,117,581	$125,059,189
Cash equivalents	-	-

Cash and cash equivalents	$52,117,581	$125,059,189

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of the consolidated financial statements

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

1.	REPORTING ENTITY

NexGen Energy Ltd. (“NexGen” or the “Company”) is an exploration and development stage entity engaged in the acquisition, exploration and evaluation and development of uranium properties in Canada. The Company was incorporated pursuant to the provisions of the British Columbia Business Corporations Act on March 8, 2011. The Company’s registered records office is located on the 25th Floor, 700 West Georgia Street, Vancouver, B.C., V7Y 1B3.

On April 19, 2013, the Company (as it was then called, Clermont Capital Inc. (“Clermont”)) completed its qualifying transaction, which was effected pursuant to an amalgamation agreement dated December 31, 2012 (the “Amalgamation Agreement”) amongst Clermont, 0957633 B.C. Ltd., a wholly owned subsidiary of Clermont, and NexGen Energy Ltd. (“Old NexGen”). Pursuant to the Amalgamation Agreement, the shareholders of Old NexGen were issued one common share of Clermont (on a post-share consolidation basis) for every one Old NexGen common share held immediately prior to the completion of the amalgamation. In connection with the Qualifying Transaction, Clermont also completed a consolidation of its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”. The Company’s acquisition of Old NexGen was accounted for as a reverse takeover.

The Company commenced trading on the TSX Venture Exchange (“TSX-V”) as a Tier 2 Issuer under the symbol “NXE” on April 23, 2013. On August 7, 2015, the Company became a Tier 1 Issuer. On July 15, 2016, NexGen graduated and commenced trading on the Toronto Stock Exchange (“TSX”) under its existing symbol. The Company’s common shares ceased trading on the OTCQX Best Market under the symbol “NXGEF” upon the commencement of trading on the NYSE American LLC (“NYSE American”) under the symbol “NXE” on May 17, 2017.

In February 2016, the Company incorporated four wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd., and IsoEnergy Ltd. (collectively, the “Subsidiaries”). The Subsidiaries were incorporated to hold certain exploration assets of the Company. In the three months ended June 30, 2016, certain exploration and evaluation assets were transferred to each of IsoEnergy Ltd. (“IsoEnergy”), NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (Note 5). Subsequent to the transfer, IsoEnergy shares were issued to third parties pursuant to external financings and listed its common shares on the TSX-V, with NexGen retaining 52.03% of IsoEnergy’s outstanding common shares as at December 31, 2019 (December 31, 2018 – 53.35%).

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2019, the Company had an accumulated deficit of $103,400,960 and working capital of $48,677,217. The Company will be required to obtain additional funding in order to continue with the exploration and development of its mineral properties and to repay its convertible debentures (Note 9), if required.

The business of exploring for minerals and development of projects involves a high degree of risk. NexGen is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage. These risks include, but are not limited to, the challenges of securing adequate capital; development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary environmental permits or, alternatively NexGen’s ability to dispose of its exploration and evaluation assets on an advantageous basis; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of exploration and evaluation assets.

3.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements for the year ended December 31, 2019, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The consolidated financial statements were authorized for issue by the Board of Directors on March 4, 2020.

Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value, including the convertible debentures issued by the Company (Note 9). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information. All monetary references expressed in these notes are references to Canadian dollar amounts (“$”), except as otherwise noted. These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

3.	BASIS OF PRESENTATION (continued)

Critical accounting judgments, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the asset or liability affected in future periods.

Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets have suffered an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates and judgments about the future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or to the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation assets properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of broker warrants. The Black-Scholes model involves six key inputs to determine fair value of an option: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. Refer to Note 10 for further details.

(iii) Convertible debentures

The Company uses a model based on a system of two coupled Black-Scholes equations to determine the fair value of the convertible debentures. This model involves five key inputs to determine the fair value of the convertible debentures: risk-free interest rate, credit spread, market price at valuation date, expected dividend yield and historical volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. Refer to Note 9 for further details.

The information about significant areas of judgment considered by management in preparing the financial statements is as follows:

(i) Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent it is probable that taxable income will be available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax planning strategies. Refer to Note 15 for further details.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

3.	BASIS OF PRESENTATION (continued)

(ii) Going concern

The Company’s management has made an assessment of the Company’s ability to continue as a going concern and is satisfied that the Company has the resources to continue its business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern. Therefore, the financial statements continue to be prepared on a going concern basis.

(iii) Exploration and evaluation assets

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment to determine whether future economic benefits are likely, from either future exploitation or sale, or whether activities have reached a stage which permits a reasonable assessment of the existence of reserves. The determination of reserves and resources is itself an estimation process that requires varying degrees of uncertainty depending on how the resources are classified.

4.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies set out below have been applied consistently to all years presented in these financial statements:

(a)	Functional and Presentation Currency

These financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange in effect at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Translation gains or losses are recognized in profit or loss.

(b)	Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd., NXE Energy SW3 Ltd. and IsoEnergy. Shares of IsoEnergy were issued to third parties as part of financings since its inception, thereby resulting in the recognition of non-controlling interests. The financial results of the subsidiaries are included in these consolidated financial statements from the date of incorporation. Intercompany balances and transactions are eliminated on consolidation. The following table sets forth the Company’s ownership percentage in each of its subsidiaries as of December 31, 2019:

Name of Subsidiary	% Ownership as of December 31, 2019
NXE Energy Royalty Ltd.	100%
NXE Energy SW1 Ltd.	100%
NXE Energy SW3 Ltd.	100%
IsoEnergy Ltd.	52.03%

(c)	Cash and cash equivalents

Cash and cash equivalents include deposits held with banks that are available on demand and guaranteed investment certificates with original maturities of three months or less or that are readily convertible into cash.

(d)	Exploration and evaluation assets

Once the legal rights to explore a property have been obtained, exploration and evaluation costs are capitalized as exploration and evaluation assets on an area of interest basis pending determination of the technical feasibility and the commercial viability of the project. Capitalized costs include costs directly related to exploration and evaluation activities in the area of interest. When a claim is relinquished or a project is abandoned, the related costs are recognized in profit or loss immediately.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Proceeds received from the sale of any interest in a property will be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the acquisition and deferred exploration costs will be written off to operations.

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. A property may be subject to unregistered prior agreements or inadvertent non-compliance with regulatory requirements.

Management regularly assesses exploration and evaluation assets for events or circumstances that may indicate possible impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining assets and development assets within property, plant and equipment.

(e)	Equipment

(i)	Recognition and measurement

Items of equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset.

(ii)	Subsequent costs

The cost of replacing a part of an item in the carrying amount of equipment is recognized when that cost is incurred, if it is probable that the future economic benefits embodied within the item will flow to the Company and the cost of the item can be measured reliably.

(iii)	Depreciation

The carrying amounts of equipment (including initial and subsequent capital expenditures) are amortized to their estimated residual value over the estimated useful lives of the specific assets concerned. Depreciation is calculated over the estimated useful lives of each significant component as follows:

-	Computing equipment	55% declining balance basis
-	Software	55% declining balance basis
-	Field equipment	20% declining balance basis
-	Leasehold improvements	Lease term
-	Road	5-year straight-line basis
-	Lease right-of-use assets	Lease term straight-line basis

Depreciation methods, useful lives, and residual values are reviewed at least annually and adjusted if appropriate.

(iv)	Disposal

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the item of equipment and are recognized in profit or loss.

(f)	Impairment

An impairment loss is recognized when the carrying amount of an asset, or its cash generating unit (“CGU”), exceeds its recoverable amount. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to CGUs and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to depreciation and are tested annually for impairment.

(g)	Decommissioning and Restoration Provisions

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted at the market discount rate.

Over time the carrying value of the liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount receivable can be measured reliably.

Changes in reclamation estimates are accounted for prospectively as a change in the corresponding capitalized cost.

The Company did not have any decommissioning and restoration provisions for the years presented.

(h)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing market price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

(i)	Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payments expense with a corresponding increase in equity reserves. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.

At each financial reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment, otherwise share-based payment awards to non-employees are measured at the fair value of goods or services received. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors under Canadian income tax legislation. On issuance, the Company separates the flow-through share into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability and ii) share capital. Upon qualifying expenditures being incurred, the Company recognizes a deferred tax liability for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as exploration and evaluation assets and its tax base and the premium liability is reduced and recognized as a reduction of deferred tax expense. Proceeds received from the issuance of flow-through shares must be expended on Canadian resource property exploration within a period of two years. Failure to expend such funds as required under the Canadian income tax legislation will result in a Part XII.6 tax to the Company on flow-through proceeds renounced under the “Look-back” Rule. When applicable, this tax is classified as a financial expense.

(k)	Loss (profit) per Share

Basic loss (profit) per share is calculated by dividing the loss (profit) attributable to the Company’s common shareholders for the year by the weighted average number of common shares outstanding during the year.

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the weighted average number of shares outstanding used in the calculation of diluted loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the period.

(l)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plan for the Company. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Financial Instruments

(i)	Classification

The Company classifies its financial assets in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as at FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL (such as the Convertible Debentures).

The Company has the following financial instruments, which are classified under IFRS 9 in the table below:

Financial assets/liabilities	Classification
Cash and cash equivalents	Amortized cost
Amounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Convertible debentures	FVTPL

As the Company has taken an exemption not to restate prior periods with respect to classification and measurement, it has recognized the cumulative effects of retrospective application to shareholders’ equity at the beginning of the 2018 annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening accumulated deficit on January 1, 2018 of $503,146 with a corresponding adjustment to accumulated other comprehensive (loss) income, arising due to the changed classification on the accumulated fair value gain (loss) due to the change in the Company’s own credit risk as at January 1, 2018.

(ii)	Measurement

Financial assets at FVTOCI

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive (loss) income.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of net (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of net (loss) income in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive (loss) income. The Company’s Convertible Debentures have been recognized at FVTPL.

(iii)	Impairment of financial assets at amortized cost

Under IFRS 9, the Company recognizes a loss allowance using the expected credit loss model on financial assets that are measured at amortized cost.

The adoption of the expected credit loss impairment model under IFRS 9 had no impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and amounts receivable are comprised of value-added tax receivable from the government of Canada.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statements of net (loss) income. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within the accumulated other comprehensive (loss) income.

Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of net (loss) income.

(n)	New standards adopted:

Change in accounting policy:

The Company has adopted all of the requirements of IFRS 16 Leases (“IFRS 16”), as of January 1, 2019, using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases (“IAS 17”). IFRS 16 specifies how to recognize, measure, present and disclose leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases. The impact of the transition is shown in Note 4(n) below.

The following is the Company’s new accounting policy for leases under IFRS 16:

(i)	Classification

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

-

The contract involves the use of an identified asset – this may be specific explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

-	The Company has the right to obtain substantially all of the economic benefit from use of the asset throughout the period of use; and

-

The Company has the right to direct the use of the asset. The Company has this right when is has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

(ii)	Measurement

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

4.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of the right-of-use assets are determined on the same basis as those of the property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrow rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

(iii)	Remeasurement

The lease liability is measured at amortized costs using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss in the carrying amount of the right-of-use asset has been reduced to zero.

(iv)	Short-term leases and leases of low-value assets

The Company has elected to apply the recognition exemption not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases is recognized as an expense on a straight-line basis over the lease term.

(v)	Impact of transition to IFRS 16

On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liability. Right-of-use assets and lease obligations of $2,826,512 and $3,222,380, respectively, were recorded as of January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using an incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 7.40%.

The transition to IFRS 16 from IAS 17 is shown in the reconciliation table below, starting with the lease commitments below as at December 31, 2018 and adjusting for the operating expenses included in the lease commitments and the discounted portion of the lease commitment to equal the Lease liability as at January 1, 2019.

IFRS 16 – Leases Standard Reconciliation

Lease Commitments as at December 31, 2018 under IAS 17	$4,501,376
Less: Operating expenses of Leases	(1,611,366)
Less: Impact of Discounting on Lease liability	(701,187)
Lease liability as at January 1, 2019 under IFRS 16	$3,222,380

5.	EXPLORATION AND EVALUATION ASSETS

(a)	Rook I Property

The Rook I Project is located in Northern Saskatchewan, approximately 40 kilometres (km) east of the Saskatchewan – Alberta border, approximately 150 km north of the town of La Loche and 640 km northwest of the City of Saskatoon and consists of 32 contiguous mineral claims totalling 35,065 hectares.

The Rook I Project hosts the Arrow deposit discovered in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Company released an updated mineral resource estimate and the results of a pre-feasibility study in November 2018, in each case, in respect of the Arrow deposit.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

5.	EXPLORATION AND EVALUATION ASSETS (continued)

NexGen has a 100% interest in the claims subject only to: (i) a 2% net smelter return royalty (“NSR”); and (ii) a 10% production carried interest, in each case, only on claims S-113928 to S-113933 (the Arrow deposit is not located on any of these claims). The NSR may be reduced to 1% upon payment of $1 million. The 10% production carried interest provides for the owner to be carried to the date of commercial production.

(b)	Other Athabasca Basin Properties

The Other Athabasca Basin Properties are a portfolio of early stage mineral properties in the Athabasca Basin. The properties are grouped geographically as “SW1”, “SW2” and “SW3”. The SW2 properties are held directly by NexGen. The SW1 and SW3 properties are held by NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd., respectively, each a wholly owned subsidiary.

(c)	IsoEnergy Properties

The IsoEnergy Properties consist of (i) a 100% interest in the Radio Project, Saskatchewan (subject to a 2% net smelter return royalty and 2% gross overriding royalty); (ii) a 100% interest in the Thorburn Lake Project, Saskatchewan (subject to a 1% net smelter return royalty and a 10% carried interest which can be reduced to 1% at the holder’s option upon completion of a bankable feasibility study); (iii) a 100% interest, in each of the Madison, 2Z, Carlson Creek and North Thorburn properties, Saskatchewan; (iv) a 100% interest in the Mountain Lake property, Nunavut; (v) a 100% interest in the Geiger property, Saskatchewan; (vi) a 100% interest in the Larocque East property, Saskatchewan that consists of 6 mineral claims constituting 3,200 hectares; and (vi) a portfolio of newly staked claims in Saskatchewan, all of which are early stage exploration properties.

In 2019, IsoEnergy decided not to incur expenditure limits required to maintain their Fox mineral claims in good standing and accordingly has impaired the amounts related to that property totalling $14,354.

The following is a summary of the capitalized costs on the projects described above.

	Rook I $	Other Athabasca Basin Properties $	IsoEnergy Properties $	Total $
Acquisition costs:
Balance, December 31, 2018	235,077	1,457,607	26,622,545	28,315,229
Additions	-	-	14,077	14,077
Impairment	-	-	(847)	(847)
Balance, December 31, 2019	235,077	1,457,607	26,635,775	28,328,459

Deferred exploration costs:
Balance, December 31, 2018	148,658,925	6,530,533	10,623,907	165,813,365
Additions:
Drilling	17,596,099	1,508,527	1,921,903	21,026,529
General exploration	5,453,717	4,126	665,140	6,122,983
Geological and geophysical	19,859,997	1,042,071	844,448	21,746,516
Labour and wages	6,099,402	78,110	825,860	7,003,372
Share-based payments (Note 10)	1,227,604	-	98,474	1,326,078
Travel	888,515	-	138,098	1,026,613
Impairment	-	-	(13,507)	(13,507)
	51,125,334	2,632,834	4,480,416	58,238,584
Balance, December 31, 2019	199,784,259	9,163,367	15,104,323	224,051,949

Total costs, December 31, 2019	200,019,336	10,620,974	41,740,098	252,380,408

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

5.	EXPLORATION AND EVALUATION ASSETS (continued)

	Rook I $	Other Athabasca Basin Properties $	IsoEnergy Properties $	Total $
Acquisition costs:
Balance, December 31, 2017	235,077	1,457,607	24,737,248	26,429,932
Additions	-	-	1,885,297	1,885,297
Balance, December 31, 2018	235,077	1,457,607	26,622,545	28,315,229

Deferred exploration costs:
Balance, December 31, 2017	112,937,959	4,942,297	8,102,367	125,982,623
Additions:	-	-
Drilling	16,761,145	-	1,103,960	17,865,105
General exploration	2,885,003	(23,200)	142,069	3,003,872
Geological and geophysical	7,650,358	1,611,436	256,224	9,518,018
Labour and wages	5,008,846	-	693,611	5,702,457
Share-based payments (Note 10)	2,883,711	-	235,852	3,119,563
Travel	531,903	-	89,824	621,727
	35,720,966	1,588,236	2,521,540	39,830,742
Balance, December 31, 2018	148,658,925	6,530,533	10,623,907	165,813,365

Total costs, December 31, 2018	148,894,002	7,988,140	37,246,452	194,128,594

6.	LEASES

Right-of-use asset summary of adoption of IFRS 16 on January 1, 2019

	Office Lease Assets	Vehicle Lease Assets	Total Right-of-use Assets

Right-of-use assets created on adoption of IFRS 16 on January 1, 2019	$2,472,349	$354,163	$2,826,512
Depreciation of right-of-use assets	(485,602)	(123,985)	(609,587)

Right-of-use assets balance, December 31, 2019	$1,986,747	$230,178	$2,216,925

Office and vehicle lease right-of-use assets are included in equipment in the office, furniture and leasehold improvements, and field equipment categories, respectively (Note 8).

Lease obligation adoption summary of IFRS 16 on January 1, 2019

Year ended December 31, 2019

Lease obligation created on adoption of IFRS 16 on January 1, 2019	$3,222,380
Interest on lease liabilities	206,986
Lease payments	(784,399)

Balance, end of the period	$2,644,967

Less: Current portion	(558,960)

Long-term lease liability	$2,086,007

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

6.	LEASES (continued)

On January 1, 2019 the Company adopted IFRS 16 – Leases retrospectively with the cumulative effect on initially applying the standard recognized at the date of initial application (see Note 4).

The leases are for office space and vehicle leases that extend to 2025 and 2022, respectively. The discount rates applied to the leases for office spaces and vehicles are 7.50% and 6.74%, respectively. In addition to the lease payments the Company pays $422,185 annually related to operating costs and realty taxes of the leased office spaces. The amount is reassessed annually based on actual costs incurred.

In addition to the leased asset above the Company engages drilling companies to carry out its drilling programs on its exploration and evaluation properties. The drilling companies provide all required equipment for these drilling programs. These contracts are short-term in nature and the Company has elected not to apply the requirements of IFRS 16 to these payments. Payments to the drilling companies in the year ended December 31, 2019 were $16,239,540.

The Company and its subsidiary, IsoEnergy, have total office lease commitments at their Vancouver and Saskatoon offices and vehicle leases as follows:

2020	$926,772
2021	$814,754
2022	$702,349
2023	$661,863
2024	$634,053
2025	$634,053

7.	COMMITMENTS

Flow-through expenditures:

IsoEnergy has raised funds through the issuance of flow-through shares. Based on Canadian tax law, IsoEnergy is required to spend this amount on eligible exploration expenditures by December 31 of the year after the year in which the shares were issued.

The premium paid for a flow-through share, which is the price paid for the share over the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense.

As of December 31, 2019, IsoEnergy is obligated to spend $3,412,807 on eligible exploration expenditures by the end of 2020. As the commitment is satisfied, the remaining balance of the flow-through premium liability will be recognized as income.

A continuity of the flow-through share premium liability is as follows:

	Year ended December 31, 2019	Year ended December 31, 2018

Balance, beginning of the period	$550,392	$109,251
Liability incurred on flow-through shares issued	233,340	784,892
Settlement of flow-through share liability on expenditure made	(556,210)	(343,751)

Balance, end of the period	$227,522	$550,392

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

8.	EQUIPMENT

	Computing Equipment	Software	Field Equipment	Office, Furniture and Leasehold Improvements	Road	Total

Cost

Balance at December 31, 2017	$235,586	$378,733	$4,218,220	$215,172	$1,773,585	$6,821,296
Additions	69,863	371,281	2,333,896	16,685	305,810	3,097,535
Disposals	-	-	(54,075)	-	-	(54,075)
Balance at December 31, 2018	305,449	750,014	6,498,041	231,857	2,079,395	9,864,756
Assets recognized on adoption of IFRS 16 (Notes 4 and 6)	-	-	354,163	2,472,349	-	2,826,512
Additions	111,281	189,171	38,841	302,475	-	641,768
Balance at December 31, 2019	$416,730	$939,185	$6,891,045	$3,006,681	$2,079,395	$13,333,036

Accumulated Depreciation

Balance at December 31, 2017	$127,923	$235,944	$1,121,800	$90,530	$262,025	$1,838,222
Depreciation	79,703	180,188	842,944	45,198	409,982	1,558,015
Disposals	-	-	(43,260)	-	-	(43,260)
Balance at December 31, 2018	207,626	416,132	1,921,484	135,728	672,007	3,352,977
Depreciation	84,405	235,159	1,042,981	574,357	455,498	2,392,400
Balance at December 31, 2019	$292,031	$651,291	$2,964,465	$710,085	$1,127,505	$5,745,377

Net book value:
At December 31, 2018	$97,823	$333,882	$4,576,557	$96,129	$1,407,388	$6,511,779
At December 31, 2019	$124,699	$287,894	$3,926,580	$2,296,596	$951,890	$7,587,659

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

9.	CONVERTIBLE DEBENTURES

	December 31, 2019	December 31, 2018
2016 Debentures (a)	$61,149,632	$72,481,375
2017 Debentures (b)	58,431,560	65,709,509

Convertible Debentures	$119,581,192	$138,190,884

The fair value of the Debentures decreased from $138,190,884 on December 31, 2018 to $119,581,192 at December 31, 2019, resulting in a gain of $18,609,692 for the year ended December 31, 2019. This gain for the year ended December 31, 2019 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income (loss of $3,212,139) and the remaining amount recognized in loss for the period (gain of $21,821,831).

(a)	2016 Debentures

On June 10, 2016, the Company issued US$60 million principal amount of convertible debentures (the “2016 Debentures”) which were determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $76,416,000 (US$60 million) and net proceeds of $72,363,602 (US$56,852,383) after deducting $4,052,398 (US$3,147,617) in transaction costs from the issue of the 2016 Debentures. A 3% establishment fee of $2,292,480 (US$1.8 million) was also paid to the debenture holders through the issuance of 1,005,586 common shares. The fair value of the 2016 Debentures on issuance date was determined to be $74,123,520 (US$58.2 million).

Pursuant to an amended and restated trust indenture dated July 21, 2017, the maturity date of the 2016 Debentures was extended to July 22, 2022.

The fair value of the 2016 Debentures decreased from $72,481,375 (US$53,131,047) on December 31, 2018 to $61,149,632 (US$47,081,639) at December 31, 2019, resulting in a gain of $11,331,743 (US$6,049,408) for the year ended December 31, 2019. This gain, combined with the gain on the 2017 Debentures (see Note 9(b)) for the year ended December 31, 2019 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the period.

	Year ended December 31, 2019	Year ended December 31, 2018
Fair value of 2016 Debentures, beginning of year	$72,481,375	$90,742,373
Fair value adjustment during the year	(11,331,743)	(18,260,998)
Interest expense	5,911,455	5,977,073
Interest paid	(5,566,552)	(5,622,593)
2016 Debentures and interest payable	$61,494,535	$72,835,855
Less: interest payable included in accounts payable and accrued liabilities	(344,903)	(354,480)
2016 Debentures, end of year	$61,149,632	$72,481,375

The 2016 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2016 Debentures pricing model as at December 31, 2019 and December 31, 2018 are as follows:

	December 31, 2019	December 31, 2018
Volatility	38.00%	38.00%
Expected life in years	2.56 years	3.56 years
Risk free interest rate	1.69%	2.58%
Expected dividend yield	0%	0%
Credit spread	23.96%	25.79%
Underlying share price of the Company	$1.67	$2.41
Conversion exercise price	US$2.3261	US$2.3261
Exchange rate (C$:US$)	$0.7699	$0.7330

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

9.	CONVERTIBLE DEBENTURES (continued)

(b)	2017 Debentures

On July 21, 2017, the Company issued US$60 million principal amount of convertible debentures (the “2017 Debentures”) which were also determined to be a hybrid financial instrument comprised of the host debt contract and multiple embedded derivatives. The Company received gross proceeds of $75,294,000 (US$60 million) and net proceeds of $72,482,854 (US$57,759,864) after deducting $2,811,146 (US$2,240,136) in transaction costs from the issue of the 2017 Debentures. A 3% establishment fee of $2,258,820 (US$1.8 million) was also paid to the debenture holders through the issuance of 869,271 common shares. The fair value of the 2017 Debentures on issuance date was determined to be $73,035,180 (US$58,200,000).

The fair value of the 2017 Debentures decreased from $65,709,509 (US$48,167,064) on December 31, 2018 to $58,431,560 (US$44,988,882) at December 31, 2019, resulting in a gain of $7,277,949 (US$3,178,182) for the year ended December 31, 2019. This gain, combined with the gain on the 2016 Debentures (see Note 9(a)) for the year ended December 31, 2019 was bifurcated with the amount of the change in fair value of the convertible debentures attributable to changes in the credit risk of the liability recognized in other comprehensive income and the remaining amount recognized in loss for the period.

	Year ended December 31, 2019	Year ended December 31, 2018
Fair value of 2017 Debentures, beginning of year	$65,709,509	$80,627,593
Fair value adjustment during the year	(7,277,949)	(14,918,084)
Interest expense	5,911,455	5,977,073
Interest paid	(5,566,552)	(5,622,593)
2017 Debentures and interest payable	$58,776,463	$66,063,989
Less: interest payable included in accounts payable and accrued liabilities	(344,903)	(354,480)
2017 Debentures, end of year	$58,431,560	$65,709,509

The 2017 Debentures were valued using a convertible bond pricing model based on a system of two coupled Black-Scholes equations where the debt and equity components are separately valued based on different default risks and assumptions.

The inputs used in the 2017 Debentures pricing model as at December 31, 2019 and December 31, 2018 are as follows:

	December 31, 2019	December 31, 2018
Volatility	38.00%	38.00%
Expected life in years	2.56 years	3.56 years
Risk free interest rate	1.69%	2.58%
Expected dividend yield	0%	0%
Credit spread	23.96%	25.79%
Underlying share price of the Company	$1.67	$2.41
Conversion exercise price	US$2.6919	US$2.6919
Exchange rate (C$:US$)	$0.7699	$0.7330

General Terms

At inception, for each of the 2016 Debentures and 2017 Debentures (collectively, the “Convertible Debentures”), the Company made an irrevocable election under IAS 39 to designate the Convertible Debentures as a financial liability at fair value through profit or loss. At their respective initial recognition date, the entire convertible instrument was measured at fair value with associated transaction costs expensed as incurred. Subsequent to initial recognition, the convertible financial instrument is marked to market at each financial reporting date and any change in fair value is recognized in profit or loss with the exception that the change in fair value that is attributable to change in credit risk is presented in other comprehensive income.

The Convertible Debentures bear interest at a rate of 7.5% per annum, payable semi-annually in US dollars on June 10 and December 10 in each year. Two thirds of the interest (equal to 5% per annum) is payable in cash and one third of the interest (equal to 2.5% per annum) is payable, subject to any required regulatory approval, in common shares of the Company, using the volume-weighted average trading price (“VWAP”) of the common shares on the exchange or market that has the greatest trading volume in the Company’s common shares for the 20 consecutive trading days ending three trading days preceding the date on which such interest payment is due. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

9.	CONVERTIBLE DEBENTURES (continued)

The 2016 Debentures and 2017 Debentures are convertible, from time to time, into common shares of the Company at the option of the debenture holders at any time prior to maturity at a price per common share of US$2.3261 and US$2.6919, respectively (the “Conversion Price”).

The 2016 Debentures and 2017 Debentures are not redeemable by the Company prior to June 10, 2019 and July 21, 2020, respectively. On or after June 10, 2019 and July 21, 2020 and prior to July 22, 2022, the 2016 Debentures and 2017 Debentures, respectively, may be redeemed by the Company, in whole or in part, at any time that the 20-day VWAP of the common shares exceeds 130% of the Conversion Price, on not less than 30 days’ prior notice to the debenture holders. For this purpose, the VWAP shall be converted into US dollars on each of the 20 days in the period, using the indicative rate of exchange for such currency as reported by the Bank of Canada.

Upon completion of a change of control (which includes in the case of the holders’ right to redeem the Convertible Debentures, a change in the Chief Executive Officer of the Company), the holders of the Convertible Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Convertible Debentures in cash at: (i) on or prior to June 10, 2019 and July 21, 2020 for the 2016 Debentures and 2017 Debentures, respectively, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Convertible Debentures to convert the Convertible Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (b) the amalgamation, consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; (c) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction; or (d) the removal by resolution of the shareholders of the Company, of more than 51% of the then incumbent directors of the Company which removal has not been recommended in the Company’s management information circular, or the failure to elect to the Company’s board of directors a majority of the directors proposed for election by management in the Company’s management information circular.

10.	SHARE CAPITAL AND RESERVES

Authorized Capital - Unlimited number of common shares with no par value and unlimited number of preferred shares.

Issued

For the period ended December 31, 2019:

(a)

During the year ended December 31, 2019, the Company issued a total of 6,783,333 common shares on the exercise of 2,450,000 options at a price of $0.40, 3,300,000 options at a price of $0.46, 200,000 options at a price of $0.50, 325,000 options at a price of $0.64 and 508,333 options at a price of $ 2.24 for total proceeds of $3,938,666. As a result of the exercises, $2,263,094 was reclassified from reserves to share capital.

(b)	On June 7, 2019, the Company issued 1,041,304 common shares at the then fair value of $2,020,130 to the convertible debenture holders for the share portion of the debenture interest payment.

(c)	On December 9, 2019, the Company issued 1,188,872 common shares at the then fair value of $1,854,639 to the convertible debenture holders for the share portion of the debenture interest payment.

For the period ended December 31, 2018:

(a)

During the year ended December 31, 2018, the Company issued a total of 10,458,334 common shares on the exercise of 250,000 options at a price of $0.30, 5,975,000 options at a price of $0.40, 1,100,000 options at a price of $0.46, 1,300,000 options at a price of $0.50, 500,000 options at a price of $0.62, 1,000,000 options at a price of $0.64 and 333,334 options at a price of $1.51 for total proceeds of $5,074,334. As a result of the exercises, $3,276,872 was reclassified from reserves to share capital.

(b)	On June 11, 2018, the Company issued 745,378 common shares at the then fair value of $2,154,142 to the convertible debenture holders for the share portion of the debenture interest payment.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

10.	SHARE CAPITAL AND RESERVES (continued)

(c)	On December 6, 2018, the Company issued 693,994 common shares at the then fair value of $1,894,603 to the convertible debenture holders for the share portion of the debenture interest payment.

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 20% of the issued and outstanding common shares of the Company.

The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

Stock option transactions and the number of stock options are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2017	37,858,334	$1.42
Granted	9,045,482	2.64
Exercised	(10,458,334)	0.49
Forfeited	(208,334)	3.23
Outstanding at December 31, 2018	36,237,148	$1.98
Granted	9,438,679	1.79
Exercised	(6,783,333)	0.58
Expired/Forfeited	(2,274,999)	2.77
Outstanding at December 31, 2019	36,617,495	$2.14
Number of options exercisable	27,706,487	$2.17

As at December 31, 2019, the Company has stock options outstanding and exercisable as follows:

Number of Options	Number Exercisable	Exercise Price	Remaining Contractual Life (Years)	Expiry Date

2,850,000	2,850,000	$0.500	0.41	May 27, 2020
1,000,000	1,000,000	$2.930	0.92	November 29, 2020
500,000	333,334	$2.850	0.92	November 29, 2020
166,667	166,667	$2.410	0.92	November 29, 2020
166,667	83,333	$1.920	0.92	November 29, 2020
3,250,000	3,250,000	$0.640	0.96	December 16, 2020
250,000	250,000	$2.690	1.44	June 8, 2021
4,425,000	4,425,000	$2.650	1.48	June 23, 2021
2,750,000	2,750,000	$2.240	1.96	December 15, 2021
250,000	250,000	$3.110	2.31	April 22, 2022
125,000	125,000	$2.930	2.87	November 13, 2022
3,725,000	3,725,000	$3.390	2.96	December 14, 2022
475,000	316,666	$2.390	3.28	April 13, 2023
4,025,000	2,683,333	$2.850	3.44	June 8, 2023
100,000	66,667	$2.660	3.47	June 20, 2023
720,482	520,482	$2.490	3.64	August 21, 2023
2,800,000	1,866,664	$2.410	4.00	December 31, 2023
500,000	166,667	$2.270	4.22	March 21, 2024
250,000	83,334	$2.220	4.24	March 27, 2024
3,800,000	1,266,667	$1.920	4.45	June 12, 2024
188,679	94,340	$1.590	4.63	August 16, 2024
4,300,000	1,433,333	$1.590	4.99	December 24, 2024
36,617,495	27,706,487

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

10.	SHARE CAPITAL AND RESERVES (continued)

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. The following weighted average assumptions were used to estimate the weighted average grant date fair values for the years ended December 31, 2019 and December 31, 2018:

	December 31, 2019	December 31, 2018
Expected stock price volatility	61.75%	83.41%
Expected life of options	5.00 years	5.00 years
Risk free interest rate	1.54%	2.08%
Expected forfeitures	0%	0%
Expected dividend yield	0%	0%
Weighted average fair value per option granted in period	$0.96	$1.76

Share-based payments for options vested for the year ended December 31, 2019 amounted to $12,193,245 (2018 – $16,855,862) of which $10,867,167 (2018 – $13,736,299) was expensed to the statement of loss and comprehensive loss and $1,326,078 (2018 - $3,119,563) was capitalized to exploration and evaluation assets (Note 5).

11.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

Remuneration attributed to key management personnel can be summarized as follows:

	For the years ended
	December 31, 2019	December 31, 2018
Short-term compensation(1)	$4,041,619	$3,961,649
Share-based payments (stock options)(2)	9,101,888	12,377,331
Consulting fees(3)	45,499	-
	$13,189,006	$16,338,980

(1)

Short-term compensation to key management personnel for the year ended December 31, 2019 amounted to $4,041,619 (2018 - $3,961,649) of which $2,985,193 (2018 - $3,320,106) was expensed and included in salaries, benefits and directors’ fees on the statement of loss and comprehensive loss. The remaining $1,056,426 (2018 - $641,543) was capitalized to exploration and evaluation assets.

(2)

Share-based payments to key management personnel for the year ended December 31, 2019 amounted to $9,101,888 (2018 - $12,377,331) of which $8,834,428 (2018 - $11,534,811) was expensed and $267,460 (2018 - $842,520) was capitalized to exploration and evaluation assets.

(3)

The Company used consulting services from a company associated with one of its directors in relation to advice on corporate matters for the year ended December 31, 2019 amounting to $45,499 (2018 - $nil).

As at December 31, 2019, there was $99,999 (December 31, 2018 - $1,415,900) included in accounts payable and accrued liabilities owing to its directors and officers for compensation.

12.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all components of equity and debt and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company has historically relied on the equity markets and convertible debt to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

12.	CAPITAL MANAGEMENT (continued)

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

13.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and the Convertible Debentures.

The fair values of the Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

●	Level 1 – quoted prices in active markets for identical assets or liabilities.
●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
●	Level 3 – inputs for the asset or liability that are not based on observable market data.

The Convertible Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss with the exception that under IFRS 9, the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (Note 9). The Convertible Debentures are classified as Level 2.

As at December 31, 2019, the Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents and amounts receivable. The Company holds cash and cash equivalents with large Canadian and Australian banks. Credit risk is concentrated as a large portion of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2019, NexGen had cash and cash equivalents of $52,117,581 to settle accounts payable and accrued liabilities of $3,998,313.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

13.	FINANCIAL INSTRUMENTS (continued)

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of December 31, 2019. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors the investments it makes and is satisfied with the credit rating of its banks. The Convertible Debentures, in an aggregate principal amount of US$120 million, carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar denominated cash and US dollar accounts payable and accrued liabilities. The Company maintains Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Convertible Debentures. At maturity the US$120 million principal amount of the Convertible Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Convertible Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Convertible Debentures more costly to repay.

(iii)	Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Convertible Debentures which may adversely impact its earnings.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatility. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors commodity prices of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at December 31, 2019, the Company’s US dollar net financial liabilities were $76,019,307. Thus a 10% change in the Canadian dollar versus the US dollar exchange rates would give rise to a $9,871,617 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

14.	SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

15.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2019	2018

Net profit (loss) for the year	$(15,615,773)	$1,182,308
Statutory rate	27.00%	27.00%
Expected income tax (recovery)	$(4,216,259)	$319,224
Permanent differences	1,350,167	5,165,153
Impact of flow-through shares	1,114,153	496,463
Share issuance costs	-	-
Adjustment to prior years provision versus statutory tax returns	165,160	(7,689)
Change in unrecognized deductible temporary differences and other	2,519,062	(6,282,449)
Total	$932,283	$(309,298)

The Company’s income tax (recovery) expense is comprised of the following:

	2019	2018

Deferred income tax expense (recovery)	$932,283	$(309,298)
Total	$932,283	$(309,298)

The Company’s deferred tax items recognized in OCI during the year:

	2019	2018
Change in fair value of convertible debentures attributable to the change in credit risk	$(867,238)	$-
Total	$(867,238)	$-

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as calculated for income tax purposes give rise to the following deferred tax (assets) and liabilities:

	2019	2018
Exploration and evaluation assets	$8,464,017	$5,997,824
Convertible debentures	8,565,347	4,040,500
Non-capital losses	(16,067,850)	(9,638,615)
Share issuance costs	(194,576)	(177,234)
Equipment	(41,872)	(24,109)
Net deferred tax liabilities	$725,066	$199,366

Movement in the Company’s deferred tax liability balance in the year is as follows:

	2019	2018
Opening balance	$199,366	$280,740
Recognized in income tax expense	1,488,534	34,454
Recognized in OCI/equity	(962,834)	(115,828)
Net deferred tax liability	$725,066	$199,366

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

15.	INCOME TAXES (continued)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2019	Expiry Date Range	2018	Expiry Date Range
Temporary Differences
Non-capital losses available for future periods	$42,080,000	2031 to 2039	$31,030,000	2031 to 2038

Net capital losses	355,000	No expiry	355,000	No expiry

Share issuance costs	4,288,000	-	8,179,000	-
Convertible debt	4,146,000	-	-	-

Equipment	894,000	-	424,000	-

Tax attributes are subject to review, and potential adjustment, by tax authorities.

16.	NON-CONTROLLING INTERESTS

During the year ended December 31, 2016, the Company incorporated four new wholly owned subsidiaries in Canada and transferred certain exploration and evaluation assets to three of its wholly owned subsidiaries (Note 5). As at December 31, 2019, NexGen held 100% ownership of the subsidiaries with the exception of IsoEnergy, where it retained 52.03% of IsoEnergy’s outstanding common shares (December 31, 2018 – 53.35%) (Note 4(b)).

During the year ended December 31, 2017, IsoEnergy issued 999,999 of its flow-through common shares to unrelated third parties in exchange for gross proceeds of $1,100,000. A further 3,000,000 and 1,000,000 of its common shares were issued for the acquisition of the Radio and Geiger properties, respectively.

During the year ended December 31, 2018, IsoEnergy issued 10,848,200 of its flow-through common shares to unrelated third parties, 102,600 common shares to related parties and 7,022,520 to the Company in exchange for gross proceeds of $7,710,764. IsoEnergy issued a further 3,330,000 common shares for the acquisition of Dawn Lake North Block which is contiguous with IsoEnergy’s Geiger property and 1,000,000 of its common shares for the acquisition of the Laroque East uranium exploration property (see Note 5(c)).

During the year ended December 31, 2019, IsoEnergy issued 8,403,000 of its common shares to unrelated third parties, 60,000 common shares to related parties and 7,371,858 to the Company in exchange for gross proceeds of $6,748,977. IsoEnergy issued a further 68,774 common shares to outsiders related to exercised warrants.

For financial reporting purposes, the assets, liabilities, results of operations, and cash flows of the Company’s wholly owned subsidiaries and non-wholly owned subsidiary, IsoEnergy, are included in NexGen’s consolidated financial statements. Third party investors’ share of the net earnings of IsoEnergy is reflected in the loss and comprehensive loss attributable to non-controlling interests in the consolidated statements of loss and comprehensive loss.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

16.	NON-CONTROLLING INTERESTS (continued)

Summarized financial information for IsoEnergy Ltd. is as follows:

	2019	2018
Cash and cash equivalents	$6,587,000	$6,405,000
Other current assets	209,000	155,000
Non-current assets	48,208,000	43,511,000
Total assets	$55,004,000	$50,071,000

Current liabilities	650,000	817,000
Non-current liabilities	867,000	199,000
Total liabilities	$1,517,000	$1,016,000

Loss from operations	$2,097,000	$2,142,000
Loss and comprehensive loss	2,162,000	1,832,000

Net cash flow from operating activities	(1,915,000)	(1,679,000)
Net cash flow from investing activities	(4,236,000)	(2,522,000)
Net cash flow from financing activities	6,333,000	7,282,000
Net increase (decrease) in cash and cash equivalents	$182,000	$3,081,000

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the year ended December 31, 2019 included:

a)	At December 31, 2019, $2,653,508 of exploration and evaluation asset expenditures and $3,385 of equipment expenditures were included in accounts payable and accrued liabilities.

b)

At December 31, 2019, $681,870 of interest expense related to the convertible debentures was included in the accounts payable and accrued liabilities. On June 7, 2019, the Company issued 1,041,304 shares valued at $2,020,130 for the non-cash portion of the convertible debenture interest payment. On December 9, 2019, the Company issued 1,188,872 shares valued at $1,854,639 for the non-cash portion of the convertible debenture interest payment.

c)	The right-of-use lease assets of $2,826,512 and related lease liabilities of $3,222,380 recorded in the year ended December 31, 2019 were non-cash (see Notes 4 & 6).

d)	Share-based payments of $1,326,078 was included in exploration and evaluation assets (Note 5).

e)	The re-allocation upon exercise of stock options from reserves to share capital of $2,263,094.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

17.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (continued)

The significant non-cash transactions during the year ended December 31, 2018 included:

a)	At December 31, 2018, $2,763,713 of exploration and evaluation asset expenditures and $114,376 of equipment expenditures were included in accounts payable and accrued liabilities.

b)

At December 31, 2018, $708,960 of interest expense related to the convertible debentures was included in the accounts payable and accrued liabilities. On June 10, 2018, the Company issued 745,378 shares valued at $2,154,142 for the non-cash portion of the convertible debenture interest payment. On December 11, 2018 the Company issued 693,994 common shares valued at $1,894,603 for the non-cash portion of the convertible debenture interest payment.

c)	Share-based payments of $3,119,563 was included in exploration and evaluation assets (Note 5).

d)	The re-allocation upon exercise of stock options from reserves to share capital of $3,276,872.

e)	In the year ended December 31, 2018 IsoEnergy issued 3,330,000 shares valued at $1,282,050 and a partial payment to expand its interest in the Geiger property (see Note 5(c)).

f)	In the year ended December 31, 2018 IsoEnergy issued 1,000,000 shares valued at $350,000 as a partial payment to acquire Laroque East uranium exploration property (see Note 5(c)).

18.	LOSS PER SHARE

Basic net income per share provides a measure of the interests of each ordinary common share in the Company’s performance over the year. Diluted net income per share adjusts basic net income per share for the effect of all dilutive potential common shares.

	2019	2018

Basic loss (profit) per share
Loss (profit) attributable to common shareholders	$15,531,911	$(2,269,689)

Weighted average number of common shares	354,593,084	345,868,725

Basic loss (profit) per share	$0.04	$(0.01)

Diluted loss (profit) per share
Loss (profit) attributable to common shareholders	$15,531,911	$(2,269,689)
Interest expense on convertible debentures	(11,822,910)	(11,954,146)
Mark to market gain on convertible debentures	21,821,831	32,578,261

Diluted Loss attributable to common shareholders	$25,530,832	$18,354,426

Weighted average number of common shares	354,593,084	345,868,725
Effect on conversion of convertible debentures	48,083,337	48,083,337
Weighted average number of common shares (diluted) at December 31	402,676,421	393,952,062

Diluted loss (profit) per common share	$0.06	$0.05

19.	SUBSEQUENT EVENTS

In February 2020, the Company signed a lease agreement extension for the Vancouver office at 6 years for a total lease agreement costs of approximately $3,650,000.

NEXGEN ENERGY LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

20.	COMPARATIVE FIGURES

Certain amounts have been reclassified to conform with current period presentation.